Morgan Stanley European Equity Fund Inc.

522 Fifth Avenue

New York, NY 10036

February 25, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley European Equity Fund Inc.

(File No. 33-33530; 811-6044)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley European Equity Fund Inc. (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 27 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 25, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.                            Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2.                               The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary — Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.                            Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 3.  This line item is not applicable to the Fund at this time.

Comment 4.                            Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  Please ensure that the footnotes following the Fee Table, the Average Annual Total Return table and the Minimum Investment Amounts table are required or permitted by the Form.

Response 4.  We believe that the footnotes to the referenced tables are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in either the Fee Table, the Average Annual Total Return table or the Minimum Investment Amounts table.

Comment 5.                            Please ensure that the font size of the section entitled “Fund Summary—Portfolio Turnover” complies with the requirements of Form N-1A.

Response 5.  The font size complies with the requirements of Form N-1A.

Comment 6.                            Disclosure in the first paragraph in the section entitled “Principal Investment Strategies” discusses the Fund’s three pronged test for determining countries deemed to be located in Europe.  Issuers satisfy the definition if they meet any one of the three prongs.  Please explain to the Staff how the third prong of the test necessarily ties an issuer economically to a European country.

Response 6.  In the release proposing Rule 35d-1, the Commission recognized that the three prongs set forth in the Fund’s “economically tied” test are valid for determining whether issuers are operating in a particular country.  See Investment Compay Act Release No. 22530 (Feb. 27, 1997).  We concur with the Commission’s view on this point.  With respect to the third prong, we believe that trading on a market in a country exposes an issuer’s stock price to those economic factors that would ordinarily affect the financial markets of that country, such as economic growth, interest rates and rates of inflation.  Accordingly, we believe that satisfying this third prong will “economically tie” an issuer to a country within the meaning of Rule 35d-1.

Comment 7.                            In the first paragraph in the section titled “Principal Investment Strategies,” the disclosure indicates that derivative instruments will be counted towards the Fund’s 80% investment policy to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within that policy.  Please explain what economic considerations are analyzed in making this determination.

Response 7.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13.  In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its “names rule” basket only if the exposure has economic characteristics similar to equity securities issued by issuers located in European countries.

Comment 8.                            If the Fund’s investments in depositary receipts includes unsponsored depositary receipts, include appropriate risk disclosure.

Response 8.  Risk disclosure relating to unsponsored depositary receipts is included in the section entitled “Principal Risks—Foreign and Emerging Market Securities.”

Comment 9.                            If the convertible securities in which the Fund may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.

Response 9.  While the Fund is permitted to invest up to 5% of its net assets in convertible securities that are rated below investment grade, such investing is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A, and, therefore, we believe this disclosure is appropriately placed in the Statement of Additional Information only.

Comment 10.                     With respect to the Fund’s investments in contracts for difference (“CFDs”), explain whether the Fund is exposed to unlimited risk if it buys a long CFD and the value of the underlying security declines.

Response 10.  As disclosed in the Prospectus and Statement of Additional Information, if the Fund invests in a long CFD and the value of the underlying security declines, the Fund may be required to make a payment to the seller of the CFD and suffer a loss.  While the risk of loss is theoretically equivalent to the total value of the underlying security, the CFD is usually terminated at the buyer’s initiative thus allowing the buyer to limit losses in a declining market.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax).  Thank you.

Best regards,

/s/ Eric Griffith
Eric Griffith